UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number: 000-21835

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN HYDRAULICS CORPORATION

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Sun Hydraulics Corporation 401(k) and

ESOP Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida

June 18, 2008

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments at market value
Common/collective trust fund	$4,656,055	$3,007,978
Mutual funds	29,473,757	27,396,123
Sponsor company common stock, non-participant directed	6,220,413	3,530,175

Total investments	40,350,225	33,934,276
Participant loans	1,446,081	1,385,516

Total investments and participant loans	41,796,306	35,319,792

Receivables
Employer contribution-cash	9,893	28,412
Employer contribution-sponsor company common stock	1,497,806	1,385,527
Participants’ contribution	15,360	46,324
Participant loan interest	773	2,593

Total receivables	1,523,832	1,462,856

Net assets available for benefits	$43,320,138	$36,782,648

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
Additions to net assets attributed to:

Investment income
Net appreciation in fair value of investments	$6,348,152	$4,019,211
Interest on investments	1,176	846
Participant loan interest	118,445	101,615

Total investment income	6,467,773	4,121,672

Contributions
Participant	1,777,863	1,642,866
Employer-cash	1,065,255	1,032,844
Employer-sponsor company common stock, at fair value	1,497,806	1,385,527
Rollovers	187,990	109,211

Total contributions	4,528,914	4,170,448

Total additions	10,996,687	8,292,120

Deductions from net assets:
Benefits paid to participants	4,440,797	2,683,508
Administrative expenses	18,400	24,829

Total deductions	4,459,197	2,708,337

Net increase	6,537,490	5,583,783

Net assets available for benefits
Beginning of the year	36,782,648	31,198,865

End of the year	$43,320,138	$36,782,648

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.	Description of Plan

The following description of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (f/k/a Sun Hydraulics Corporation Retirement Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan became effective January 1, 1979. The Plan is a defined contribution 401(k) plan covering employees of its sponsor, Sun Hydraulics Corporation (“Corporation”), who have completed six months employment and reached the age of 18. Employees may enroll in the Plan effective on the first day of each calendar quarter following their sixth month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation may contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. The ESOP is a non-participant directed investment as the Corporation makes all contributions to the fund.

The sponsor company common stock is contributed into a unitized stock fund. The fund is made up of approximately 95-97 percent Sun Hydraulics Corporation stock, with the remaining amount invested in short-term money market funds. The cash reserve in the account helps support routine transfer and withdrawal activity. The value of the fund bears a relationship to, but is not the same as the price of Sun Hydraulics stock. At December 31, 2007, the fund held 234,861 shares of Sun Hydraulics Corporation common stock with a price of $25.23 per share as of such date. At December 31, 2006, the fund held 248,292 shares of Sun Hydraulics Corporation common stock with a price of $13.67 per share as of such date. The shares held reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2007.

The Plan is administered by the Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Board of Directors retained authority. The Committee is composed of six employees of the Corporation appointed by the Corporation’s Board of Directors. Charles Schwab Trust Company (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and Internet exchange features of the Plan.

Contributions

Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their salary not to exceed statutory limits. Pre-tax contributions, of up to 6% of the employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Additional contributions may be made by the Corporation on a discretionary basis. During 2007 and 2006, the Corporation contributed $1,497,806 and $1,385,527, respectively, to the ESOP in the form of company stock. The total amounts are shown as a contribution receivable for their respective plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in employer matching contributions and discretionary employer ESOP contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination or retirement to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in multiples of five (5) % increments, in the investment options provided by the Plan. Investments in sponsor company common stock is not a participant directed investment option.

Participant Loans

A participant may receive a loan based on the loan program set forth by the Plan. The minimum loan is $1,000 and the maximum is $50,000, not to exceed 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five (5) years. A participant can have only one loan outstanding. Current loans bear interest at rates between 6.00% and 10.25%.

Plan Expenses

The Plan pays the account administrative service fee from income earned by the Plan. The Corporation pays the administrative service fee, legal and accounting fees, and other expenses on behalf of the Plan.

Forfeitures

At December 31, 2007, and 2006, forfeited nonvested accounts totaled $26,281 and $13,201, respectively. Account balances will revert back to the Plan and will be used to pay reasonable administrative expenses of the Plan, any excess will be used to reduce the employer’s matching contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the Trustee. Participants’ loans are valued at cost which equals fair value. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized when earned.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation in Fair Value of Investments

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in fair value of its investments consisting of interest, dividends, the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3.	Investments

Investment balances that represent five percent or more of the net assets available for benefits are as follows:

	2007	2006
Julius Baer International Equity	$7,054,388	$5,741,135
Sponsor Company Common Stock	6,220,413	3,530,175
Schwab S&P 500 Index Investor	4,890,744	5,221,055
Schwab Stable Value Fund	4,656,055	3,007,978
JPMorgan Core Bond Fund	3,952,545	2,664,567
Jensen	3,172,670	3,180,833
Janus Mid Cap Value Investor	2,560,588	2,800,030
Dreyfus Small Company Value	*	2,303,775

*	Investment was disposed of in plan year 2007

During the years ended December 31, 2007, and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006
Mutual funds	2,158,925	3,674,046
Common/collective trust fund	180,946	127,136
Sponsor company common stock	4,008,281	218,029

Net change in fair value	6,348,152	4,019,211

A portion of the Schwab Stable Value Fund, a common collective trust (“CCT”), is invested in guaranteed investment contracts (“GICs”) which provide for benefit-responsive withdrawals by plan participants at contract value. The GICs are valued at fair value. The average yield for the CCT was 4.27% and 4.32% for the years ended December 31, 2007, and 2006, respectively. The CCT’s crediting interest rates on investments ranged from 2.625% to 7.25% and 2.25% to 7.25% on December 31, 2007, and 2006, respectively.

4.	Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2007	2006
Net assets:
Sponsor company common stock	$6,220,413	$3,530,175

	Year Ended December 31,
	2007	2006
Changes in net assets:
Contributions	$1,385,527	$1,183,114
Net appreciation	4,008,281	218,029
Benefits paid to participants	(613,883)	(244,215)
Administrative Expenses	(5,079)	(2,122)
Loans taken	(207,517)	(112,224)
Forfeitures	(54,023)	(26,087)
Transfers to participant directed investments	(1,823,068)	(257,165)

	$2,690,238	$759,330

5.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Corporation by letter dated October 3, 2005, that the Plan and related trusts were designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the letter, the Corporation believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Trustee and shares of the Corporation’s common stock; and therefore, these transactions qualify as party-in-interest.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Subsequent Events

Effective January 1, 2008, the Plan was amended to allow employees who have completed three months employment and reached the age of 18 to enroll in the Plan. Employees may enroll in the Plan effective on the first day of each calendar quarter following their third month of employment.

SUPPLEMENTAL SCHEDULE

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

(a)	(b)	( c )	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value
*	Schwab Stable Value Fund	Common/Collective Trust	$4,413,190	$4,656,055
	American Beacon Large Cap Value	Mutual Fund	1,867,512	1,887,013
	American Century Equity Growth	Mutual Fund	1,557,973	1,592,610
	Barclays Global Investor Lifepath 2010	Mutual Fund	610,695	608,661
	Barclays Global Investor Lifepath 2020	Mutual Fund	824,031	827,179
	Barclays Global Investor Lifepath 2030	Mutual Fund	1,001,907	977,718
	Barclays Global Investor Lifepath 2040	Mutual Fund	173,105	173,272
	Barclays Global Investor Lifepath Retirement	Mutual Fund	20,994	20,455
	Janus Mid Cap Value Investor	Mutual Fund	2,612,941	2,560,588
	Jensen	Mutual Fund	2,829,529	3,172,670
	JPMorgan Core Bond Fund	Mutual Fund	3,921,562	3,952,545
	Julius Baer International Equity	Mutual Fund	6,467,046	7,054,388
	Loomis Sayles Small Cap Value	Mutual Fund	1,910,959	1,755,914
*	Schwab S&P 500 Index Investor	Mutual Fund	4,034,461	4,890,744
**	Sponsor Company Common Stock	Common Stock	2,887,504	6,220,413
	Participant Loans	Various maturity dates with interest ranging from 6.00%-10.25%	—	1,446,081

	Total investments		$35,133,409	$41,796,306

*	Represents a party-in-interest to the Plan.
**	Represents both a party-in-interest to the Plan and a non-participant directed fund.

See accompanying independent registered public accounting firm’s report.

Exhibits:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Certified Public Accounting Firm – Kirkland, Russ, Murphy & Tapp, P.A.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Hydraulics Corporation 401(K) and ESOP Retirement Plan

June 24, 2008	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer (Principal Financial and Accounting Officer)